SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 3)

Under the Securities Exchange Act of 1934

Worldwater and Solar Technologies Corp.
__________________________________________________________________________________
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
__________________________________________________________________________________
(Title of Class of Securities)

98155N-10-6
________________________________________________________________________________
(CUSIP Number)

Keith J. Kosco, Esq.
Chief Legal Officer & Secretary
EMCORE Corporation
10420 Research Road SE
Albuquerque, NM 87123
(505) 332-5044
____________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2009
_________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) EMCORE Corporation 22-2746503
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization New Jersey
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 15,989,500
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 15,989,500
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,989,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 6.8% See Item 5
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

This Amendment No. 3 to the statement on Schedule 13D being filed by EMCORE Corporation, a New Jersey corporation (“EMCORE”), amends Items 2, 4, 5, 6 and 7 of the statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 8, 2006 and amended by Amendment No. 1 filed on March 14, 2008 and Amendment No. 2 filed on July 3, 2008, which relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of WorldWater & Solar Technologies Corporation, a Delaware Corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 200 Ludlow Drive, Ewing Business Park, Ewing, New Jersey 08638.

  Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety to read as follows:

This Schedule 13D is being filed by EMCORE. EMCORE is a leading provider of compound semiconductor-based components and subsystems for the broadband, fiber optic, satellite and terrestrial solar power markets. EMCORE’s principal executive and business office is located at 10420 Research Road SE, Albuquerque, New Mexico 87123.

The name, business address, citizenship, present principal occupation or employment, and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of EMCORE is set forth on Schedule A, which is incorporated by reference herein.

During the past five years neither EMCORE nor, to the best of its knowledge, any of the other persons listed on Schedule A attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following information:

RECENT DEVELOPMENTS

As previously disclosed in the Initial 13D, EMCORE purchased securities of the Issuer for investment purposes and intended to review and evaluate its investment in the Issuer on a continuing basis.  Depending on various factors EMCORE further disclosed in the Initial 13D that in the future it may take actions with respect to its investment in the Issuer permitted by law, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

As a result of EMCORE’s ongoing review and evaluation of its liquidity needs, EMCORE has decided to sell its currently remaining Series D Stock (as defined below) and warrants to purchase Series D Stock to the Gelbaum Investors (as defined below).

The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (collectively, the "Gelbaum Investors") are beneficial owners of securities of the Issuer.  EMCORE disclaims that a "group" (within the meaning of Section 13D(3) of the Securities Exchange Act of 1934) has been formed or that EMCORE has any beneficial ownership of the Issuer's securities beneficially owned by the Gelbaum Investors.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)           As of the date hereof, by virtue of its ownership of 1,446,428 shares of Series D Convertible Preferred Stock of the Issuer (“Series D Stock”) and 152,522 warrants to purchase Series D Stock, EMCORE may be deemed to beneficially own a total of 15,989,500 shares of Common Stock representing 6.8% of the shares of Common Stock (based on the number of shares of Common Stock outstanding as of November 6, 2008.

(b)           EMCORE has the sole voting and dispositive power with respect to 0 shares of Series D Stock and 0 warrants to purchase shares of Series D Stock held by it.

(c)           Except as described below, no transactions in the shares of Common Stock were effected by EMCORE during the past 60 days.

Pursuant to the terms of a Securities Purchase Agreement, between EMCORE and The Quercus Trust, dated as of October 3, 2008 (the “Securities Purchase Agreement”), EMCORE agreed to sell to The Quercus Trust, of which David Gelbaum is the trustee, an aggregate of 2,892,857 shares of Series D Stock and 305,044 warrants to purchase 305,044 shares of Series D Stock for an aggregate purchase price of $11,363,142 in a private transaction (the “Transaction”).  The sale of the securities will occur through two closings with one-half of the shares of Series D Stock, the warrants to purchase Series D Stock and the aggregate purchase price being delivered at each closing.  The first closing occurred on December 31, 2008 and, pursuant to the Securities Purchase Agreement, the second closing will occur on or prior to March 31, 2009.  The information contained in this Amendment No. 3 to Schedule 13D regarding the beneficial ownership by EMCORE reflects the consummation of the first closing under the Securities Purchase Agreement in which EMCORE sold 1,446,429 shares of Series D Stock and 152,522 warrants to purchase Series D Stock.

(d)           Not applicable.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The information in Item 5(c) regarding the Securities Purchase Agreement, which is filed as Exhibit 6 to the Schedule 13D, is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit Number	Description
6
Securities Purchase Agreement, between EMCORE Corporation and The Quercus Trust, dated as of October 3, 2008 (filed as Exhibit 10.1 to this Schedule 13D/A as filed with the Securities and Exchange Commission on January 5, 2009.)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

EMCORE CORPORATION

By: /s/ Keith J. Kosco
Name: Keith J. Kosco
Title: Chief Legal Officer and Secretary

Dated: January 9, 2009

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF EMCORE

The following sets forth the name, business address, present principal occupation or employment and citizenship of each executive officer and director of EMCORE. The business address of EMCORE is 10420 Research Road SE, Albuquerque, New Mexico 87123. The business address of each such person is 10420 Research Road SE, Albuquerque, New Mexico 87123. Unless otherwise indicated, each such person is a citizen of the United States of America. Unless otherwise indicated, each occupation set forth beside an individual’s name refers to employment with EMCORE.

Name	Principal Occupation	Name and address of organization in which such occupation is conducted	Citizenship
Reuben F. Richards Jr.	Executive Chairman and Chairman of the Board
Hong Q. Hou, Ph.D.	President, Director and Chief Executive Officer
John M. Markovich	Chief Financial Officer
John Iannelli, Ph.D.	Chief Technology Officer
Keith J. Kosco	Secretary and Chief Legal Officer
Thomas J. Russell, Ph.D.	Chairman Emeritus
Robert Bogomolny (Director)	President, University of Baltimore	University of Baltimore, 1420 N. Charles St., Baltimore, MD 21201
Charles Scott (Director)	Chairman of William Hill plc.	William Hill plc., Greenside House, 50 Station Road, Wood Green, London, N22 7TP, United Kingdom	United Kingdom
John Gillen (Director)	Partner, Gillen and Johnson, P.A., Certified Public Accountants	Gillen and Johnson, P.A., 182 West High St, PO Box 477, Somerville, NJ 08876

EXHIBIT 10.1

SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (the “Agreement”) is entered into as of October 3, 2008 (the “Effective Date”), by and between The Quercus Trust (“Buyer”) and Emcore Corporation, a New Jersey Corporation ( “Seller”).

RECITALS
WHEREAS, Seller desires to sell to Buyer that certain number shares of Series D Convertible Preferred Stock (the “Shares”) and warrants to purchase additional shares of Series D Preferred Stock (the “Warrants”, and together with the Shares, the “Securities”) of WorldWater & Solar Technologies Corp., a Delaware corporation (the “Company”), and Buyer desires to purchase such Securities from Seller, all in accordance with the terms and conditions set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises contained herein, the parties hereto agree as follows:

1. Sale of Securities.

1.1  First Closing.  Within five (5) days of the satisfaction of the condition set forth in Section 5 (the “First Closing”), Seller hereby agrees to sell to Buyer, and Buyer hereby agrees to purchase from Seller, 1,446,429 Shares of Series D Convertible Preferred and 152,522 Warrants to purchase Shares of Series D Convertible Preferred at a price per share equal to $3.928, for an aggregate purchase price of $5,681,573.11.

1.2 Second Closing.  At the second closing (the “Second Closing”) which shall be not later than ninety (90) days following the First Closing, Seller hereby agrees to sell to Buyer, and Buyer hereby agrees to purchase from Seller, 1,446,428 Shares of Series D Convertible Preferred and 152,522 Warrants to purchase Series D Convertible Preferred at a price per share equal to $3.928, for an aggregate purchase price of $5,681,569.18.

2. Deliverables.

2.1 At each Closing, Buyer will deliver to Seller the purchase price paid by cash, check or wire transfer. The purchase price will constitute the entire consideration to be paid by Buyer to Seller for the Shares purchased at the applicable Closing.

2.2 Within three (3) days after each Closing, or such other time as the parties agree, Buyer will (a) deliver to the Company’s transfer agent (the “Transfer Agent”) a stock power (the “Stock Power”), in the form attached hereto as Exhibit A, in respect of the Shares owned by Seller, fully endorsed for transfer to Buyer; and (b) deliver to the Company, or the Company’s transfer agent, as applicable, a warrant assignment or other document assigning the Warrants to Buyer.  Seller has, or will have, prior to each Closing, delivered to the Transfer Agent the original stock certificate and warrant certificate which include the Securities to be sold to

 Buyer.  Pursuant to the terms of this Agreement, Seller shall request that, upon the Transfer Agent’s receipt of such Stock Power and warrant transfer document, the Transfer Agent shall (1) issue and deliver to Buyer a duly executed stock certificate representing the total number of Shares transferred to Buyer in the agreement and (2) issue and deliver to Buyer a duly executed warrant certificate representing the total number of Warrants transferred to Buyer in the agreement.

3. Seller’s Representations. Seller represents and warrants to Buyer and the Company as follows:

3.1 Seller owns the Securities beneficially and of record, free and clear of any suit, proceeding, call, voting trust, proxy, restriction, security interest, lien or other encumbrance of any kind or nature whatsoever (collectively, a “Lien”), except for a lien in favor of BankofAmerica, NA, made pursuant to a Loan and Security Agreement dated as of September 29, 2008 (the “BofA Lien”), and has full power, authority and capacity to transfer and dispose of all the Securities free and clear of any Lien. Upon the payment for and delivery of the Securities as provided in this Agreement, Buyer will acquire good and valid title to the Securities free and clear of any Lien.

3.2 The execution and delivery of this Agreement by Seller, the consummation of the transaction contemplated hereby, and the compliance with the terms of this Agreement will not conflict with, result in the breach of, or constitute a default under, or require any consent or approval under, any agreement, note, indenture, mortgage, deed of trust or other agreement, lease or instrument to which either Seller is a party or by which it may be bound.

3.3 No broker or finder has acted directly or indirectly for Seller in connection with this Agreement or the transaction contemplated hereby, and no broker or finder is entitled to any brokerage or finder’s fee or other commission in respect thereof based in any way on agreements, arrangements or understandings made by or on behalf of Seller.

3.4 This Agreement has been duly authorized, executed and delivered by Seller and constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms.

3.5 Seller’s transfer of the Securities to Buyer is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) and any applicable state securities laws, in each case pursuant to applicable exemptions thereunder.

3.6 Seller expressly acknowledges and agrees that the Company has made no representations or warranties in connection with the Securities or the transactions contemplated by this Agreement.

4. Buyer’s Representations. Buyer represents and warrants to Seller and the Company as follows:

4.1 Buyer has full power and authority to purchase the Securities from Seller in accordance with this Agreement.

4.2 Buyer understands that none of the Securities has been registered under the Securities Act. Buyer also understands that such Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act.

4.3 The execution and delivery of this Agreement by Buyer, the consummation of the transaction contemplated herein, and the compliance with the terms of this Agreement will not conflict with,

 result in the breach of, or constitute a default under, or require any consent or approval under, any note, indenture, mortgage, deed of trust or other agreement, lease or instrument to which Buyer is a party or by which he may be bound.

4.4 No broker or finder has acted directly or indirectly for Buyer in connection with this Agreement or the transaction contemplated hereby, and no broker or finder is entitled to any brokerage or finder’s fee or other commission in respect thereof based in any way on agreements, arrangements or understandings made by or on behalf of Buyer.

4.5 This Agreement has been duly authorized, executed and delivered by Buyer and constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.

4.6 Buyer is an “accredited investor,” as that term is defined in Regulation D adopted pursuant to the Act.

4.7 Seller’s transfer of the Securities to Buyer is exempt from the registration requirements of the Securities Act and any applicable state securities laws, in each case pursuant to applicable exemptions thereunder.

4.8 The Securities to be acquired by Buyer from Seller as contemplated hereunder are being acquired for Buyer’s own account and not with a view to, or intention of, distribution thereof in violation of the Securities Act or any applicable state securities laws, and the Securities will not be sold, transferred, pledged or otherwise disposed of by Buyer in contravention of the Securities Act or any applicable state securities laws or any provision of the charter, bylaws or any stockholders agreement of the Company.

4.9 Buyer is sophisticated in financial matters as to be able to evaluate the risks and benefits of the investment in the Securities and make an informed investment decision.

4.10 Buyer has had an opportunity to ask questions and receive answers concerning the Company and the Securities and has had full access to such other information concerning the Company and the Securities as Buyer has requested. Buyer has also reviewed or has had an opportunity to review such other documents and information regarding the Company and its business as requested by Buyer to Buyer’s satisfaction.

4.11 Buyer understands that the Seller is relying and will rely on the information and representations with respect to Buyer set forth in this Agreement as to whether the transfer of the Securities to Buyer qualifies for an exemption from the registration requirements under the Securities Act, and Buyer confirms that all such information is true and correct as of the date hereof.

4.12 Buyer understands that Buyer must bear the economic risk of his acquisition of the Securities for an indefinite period of time because (1) the acquisition of Securities by Buyer has not been registered under the Securities Act or applicable state securities laws; and (2) the Securities may therefore not be sold, transferred, pledged, or otherwise disposed of unless registered for sale under the Securities Act, or unless pursuant to an applicable exemption from registration, and in any event only if the transfer is permitted. Buyer further acknowledges that an important consideration bearing on his ability to bear the economic risk of his acquisition of Securities is whether Buyer can afford a complete loss of such investment in the Company, and Buyer confirms that Buyer can afford a complete loss of such investment in the Company.

4.13 Buyer understands that the certificates evidencing the Securities will bear one or more restrictive legends prohibiting the transfer thereof except in compliance with the applicable state and federal securities laws and with any restrictions on transfer contained in the Company’s bylaws and/or stockholders’ agreement, as in effect from time to time.

4.14 Buyer expressly acknowledges and agrees that the Company has made no representations or warranties in connection with the Securities or the transactions contemplated by this Agreement.

5. Conditions to Closing.

5.1 It shall be a condition of the obligation of Buyer to effect the First Closing that either (i) the Company shall have negotiated and finalized a separation of employment agreement with Quentin T. Kelly, the Company’s Chairman, or (ii) Buyer shall have received a legal opinion from the Company, in a form reasonably acceptable to Buyer, that neither the execution of this Agreement nor its consummation following Mr. Kelly’s resignation, will trigger a “change of control” under any employment or other agreement with Mr. Kelly, or otherwise accelerate or trigger any economic rights on his behalf.

5.2 It shall be a condition of the obligation of Buyer to effect the First Closing that Buyer shall have received written evidence that the BofA Lien has been released.

6. Miscellaneous Provisions.

6.1 Any number of counterparts of this Agreement may be signed and delivered and each will be considered an original and together they will constitute one agreement.

6.2 This Agreement may not be amended or modified in any respect, except by the mutual written agreement of the parties hereto and the Company.

6.3 Each party to this Agreement will pay its own expenses in connection with the transactions contemplated hereby, whether or not such transactions will be consummated.

6.4 This Agreement will be construed and performed in accordance with the laws of the State of Delaware, without regard to the conflicts of law therein. The rights and liabilities of the present parties will bind and inure to their respective heirs, devisees, personal representatives, successors and assigns.

6.5 This Agreement and the exhibits hereto constitute the entire agreement among the parties relating to their subject matter and supersede all prior and contemporaneous agreements and understandings of the parties in connection with such subject matter.

6.6 From and after the date of this Agreement, upon the request of Seller, Buyer or the Company, Seller or Buyer, as applicable, will execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

6.7 The Company is an intended third party beneficiary of this Agreement and Buyer and Seller acknowledge and agree that the Company will rely and is intended to rely on the provisions, representations and agreements set forth herein. Other than the foregoing, nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any person, firm, corporation, partnership, association or other entity, other than the parties hereto and the Company and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Stock Purchase Agreement as of the date first written above.

BUYER:

The Quercus Trust

/s/ David Gelbaum
David Gelbaum, Trustee

SELLER:

EMCORE CORPORATION,
a New Jersey corporation

By:          /s/ Keith Kosco
Name: Keith Kosco
Title: Chief Legal Officer and Secretary

EXHIBIT A

STOCK POWER

(Stock Assignment Separate From Certificate)

FOR VALUE RECEIVED, EMCORE CORPORATION, hereby sells, assigns and transfers unto THE QUERCUS TRUST One Million Four Hundred Forty-Six Thousand Four Hundred Twenty-Nine (1,446,429) shares of Series D Preferred Stock of WorldWater & Solar Technologies Corp., a Delaware corporation (the “Company”), standing in its name on the books of said Company, as represented by Certificate Nos. _________, and hereby irrevocably constitutes and appoints as Holder’s attorney to transfer the shares on the books of the Company, with full power of substitution in the premises.

Dated: _______________ , 2008

EMCORE CORPORATION
Name: __________________
Title:   __________________

NOTE: The signature(s) to this assignment must correspond with the name as written upon the face of the certificate, in every particular, without alteration or enlargement, or any change whatsoever.